

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 30, 2006

Mr. Ben M. Palmer
Vice President and Chief Financial Officer
RPC, Inc.
2170 Piedmont Road, NE
Atlanta, GA 30324

> **Re:** **RPC, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed March 113, 2006**
> **File No. 001-08726**

Dear Mr. Palmer:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

April Sifford
Branch Chief

cc: Mr. Ryan Milne